Boucherville, September 10, 2008

Mr. H Roger Schwall,

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE: Strateco Resources Inc.

Form 10-KSB for the year ended December 31, 2007

Filed March 31, 2008

Form 10-Q for Fiscal Quarter Ended march 31, 2008

File No. 0-49942

Sir,

Strateco Resources Inc. (the “Company”) has requested from the undersigned to forward to your attention the responses to U.S. Securities and Exchange Commission (SEC) comments concerning Form 10-KSB for the year ended December 31, 2007 and Form 10-Q for the period ended March 31, 2008. To this effect please find enclosed four copies of the amended Form 10-KSB/A and four other copies with marked amendments to facilitate your review.

The responses to the comments that required corrections, additions, explanations and amendments in the Form 10 KSB/A are joined to the present letter according to the same order than they were presented in the letter of comments dated July 31, 2008 for which we requested two additional delays of 10 business days by cover letters filed on EDGAR.

When the responses required an amendment it was included in the marked amended Form 10 KSB/A or Form 10-Q/A.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

General

1.

The Company filed its Form 10-Q for the period ended March 31, 2008 and will file future quarterly and annual reports within the delays prescribed by General Instruction A to Forms 10-K and 10-Q, since the Company has become, as of January 1, 2008, an accelerated filer under Rule 12b-2 of the Exchange Act and met the following requirements:

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

(i)

The Company had a worldwide market value at June 29, 2007, most recently completed second quarter of $240,720,630 (in calculating 107,464,567 outstanding common shares at $2.24 per share representing closing price at June 29, 2007) or less than $700 million;

(ii)

The Company has been subject to the requirements of section 13 (a) or 15(d) of the Act since September 2002 or for a period of at least twelve months;

(iii)

The Company has filed at least six annual report pursuant to section 13 (a) or 15 (d) of the Act;

(iv)

Since January 1, 2008, the Company is no more eligible to use the requirements for Smaller Reporting Companies in Part 229 or Regulation S-K for its annual and quarterly reports.

2.

Before filing Form 10-KSB for the fiscal year ended December 31, 2007, the Company took cognizance of Regulation S-B, Title 17: Commodity and Securities Exchange Part 228, Integrated Disclosure System for small business issuers, Item 10 that was still in force and the Company met then the determination of Small business issuer provided at Part 228, Item 10 (a) (1) (i), (ii), and (iii).

Regulation S-B, Item 10 (a) (2) (iii) and (v) provide as follows:

“(iii) Once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years.

(v)

The determination made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year.”

The Company exceeded the public float limit of $25 million at the end of those two consecutive years as shown in the following table:

	Number of outstanding common shares in circulation	Closing price last day of trading of the year	Public float
December 31, 2005	61,771,257	$0.185	$11,427,682
December 31, 2006	96,373,367	$2.550	(1)$245,752,085
December 31, 2007	114,167,867	$2.950	(1)$336,795,207

(1)

Public float exceeding $25 million for two consecutive years.

The Company had a public float exceeding $25 million for two consecutive years, 2006 and 2007, and it remained a Small business Issuer until December 31, 2007 according to the above-mentioned rules. As of January 1, 2008, the Company changed of reporting status to become a regular filer instead of Small Business Issuer and filed a Form 10-Q for the period ending March 31, 2008. This new determination of regular filer should govern all reports relating to the next fiscal year ending December 31, 2008.

Small Business Issuer vs. Smaller Reporting Company

Before filing Form 10-KSB for the period ending December 31, 2007 in March 31, 2008, the Company also took cognizance of a document entitled: Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, A Small Entity Compliance Guide dated January 25, 2008, which at page 4 stated that the Small business Issuer had the option to file their next annual report for a fiscal year ending after December 15, 2007 on Form 10-KSB or the standard Form 10-K. The Company exercised this option to file a Form 10-KSB for the fiscal year ending December 31, 2007 before to adopt the new rules of reporting on standard forms 10-Q and 10-K.

Determination as Accelerated filer

The Company had then to determine if as of December 31, 2007, the Company was an Accelerated filer or was starting to file as an Accelerated filer as of the first quarter following the end of the fiscal year ended December 31, 2007.

The following table demonstrates that the Company had an aggregate worldwide market value over $75 million for the first time as of the last business day of the second quarter of the fiscal year ending December 31, 2007:

	Number of outstanding common shares in circulation	Closing price last day of trading of the second quarter	Aggregate worldwide market value as of the last business day of the most recently completed second fiscal quarter
June 30, 2005	48,286,119	$0.075	$4,632,844
June 30, 2006	86,348,491	$0.860	$74,259,702
June 30, 2007	107,464,567	$2.24	(1) $240,720,630

The requirements for the determination of the Accelerated Filer pursuant to Rule 12 (b)-2 are mentioned in our answer to Comment no. 1 General.

The Company could have been considered an Accelerated filer as of the end of the fiscal year ending December 31, 2007 with more than $75 million aggregate worldwide market value as of the last business day of the most recently completed second fiscal quarter if it had also met the fourth requirement pursuant to Rule 12b-2 (iv) of this determination. However, the Company hadn’t lost at that time the eligibility to use the requirements for Smaller Reporting Company in Part 229 for its annual report for the end of its fiscal year ending December 31, 2007

A document entitled: Smaller Reporting Company Compliance and Disclosure Interpretations (1). March 5, 2008.) provided that  there is a  period of transition for the application of the new rules  in that an issuer will not fail to qualify for the status of Smaller Reporting Company in the first year after the effective date of the new rules.

In this comment, the U.S. SEC demands that the Company provides the larger scaled disclosure as of December 31, 2007 following the requirements of Regulation S-K, Item 10 (f), Form 10K, Regulation S-K, Regulation S-X and the instructions to that Form. As explained in the preceding paragraphs, the Company should not be required to provide this information in Form 10-K for the fiscal year ending December 31, 2007 but would have to comply with these requirements for the fiscal year ending December 31, 2008.

3.

Since the Company optioned to file Form 10-KSB for the period ending December 31, 2007, the signature has been provided according to Instructions to Form 10-KSB.

4.

In reason of the Option of the Company to file the annual report on Form 10-KSB and having maintained its status of Small Business Issuer, the certifications complied with Regulation S-B, Item 601(b) 31 in using the terms “Small Business Issuer”. However we agree with your comments no. 24, first paragraph that the title of the certifying officer should be removed.

5.

We will provide the certification under Regulation S-B at Item 601 (b) 32 signed by both the Chief executive officer and the chief financial officer on the same page.

Item 1. Business page 3

6.

In order to answer to the requirements of Item 101 (b) (4) of Regulation SB (corresponding to Item 101 ( c )(1) (x)  of Regulation S-K) regarding Competitive conditions in the Company’s business, we will add the following text at page 3 of Form 10-KSB/A for the period ending December 31, 2007:

“The Company is involved in exploration of uranium in its project Matoush and Apple and to its cognizance, there exists no competition between companies involved in that kind of exploration. The main business of the Company is to discover by exploration as much as possible of resources of uranium to eventually become a producer of uranium and to sell this uranium at the market value.”

7.

In order to answer to the requirements of Item 101 (b) (11) of Regulation SB (corresponding to Item 101 ( c )(1) (xii)  of Regulation S-K) regarding the costs and effects of compliance with Environmental protection laws  on the Company’s capital expenditures and competitive position, we will add the following text at page 3 of Form 10-KSB/A for the period ending December 31, 2007:

“As of December 31, 2007, the Company had initiated voluntarily an Environmental Impact Study for the Matoush Project through a specialized firm, Golder Associates, at approximate costs of $268,000 during the year 2007, representing less than 1.5% of the Company’s expenses in exploration in the approximate amount of $18.5M. Compliance with Environmental Laws at the Federal, provincial and local levels, for as long as the Company remains at the exploration stage for uranium, does not require material capital expenditures for the Company.”

8.

In order to provide an explicit answer to Item 101 ( c ) (1) (xiii) Regulation S-K, we will add at page 3 the following sentence:

“The Company has no employees nor consultants since it has a Services Agreement with BBH Géo-Management Inc. that provides employees and consultants in management, secretarial, geology, legal affairs, investor relations, technical matters and professional services as fully disclosed in Item 6 (b) of Management’s Discussion and Analysis of Financial Condition and Results of Operation -Related-Party Transactions and Item 10-Executive Compensation.”

Item 6 Management’s Discussion and analysis of Financial Condition and Results of Operations, page 28

9.

We take note for future filings of your comment requesting discussion of results of operations that covers three-year period covered by financial statements with year-to year comparisons to enhance a reader’s understanding pursuant to Instruction 1 to Item 303 (a) of Regulation S-K.

However, as fully discussed in our answers to Comments nos. 1 and 2, the Company qualified as a Small Business Issuer and also optioned to file Form 10-KSB for the period ending December 31, 2007 Furthermore, the Company had no revenues from operations for the last two fiscal years, consequently it followed the requirements of Regulation S-B Item 303 (a) or the Plan of Operation ( paragraph (c) was not applicable) as requested by Instructions of Form 10-KSB Part II. Also the Management’s Discussion and analysis could discuss only of financial statements provided according to Item 310 (a) of Regulation SB for a two-year period, which is the equivalent rule applicable to Smaller Reporting Companies under Regulation S-X 210.8-02 if the Company had opted for filing Form 10-K.

Operating Results, page 32

10.

We will describe at page 34, in greater details, in order to enhance the reader’s understanding why the net loss decreased and why exploration expenses have increased since fiscal year 2006 in following Regulation S-B Item 303 (b) (1) (vi) for Form 10-KSB (corresponding to Instruction 4 to Item 303 (a) of Regulation S-K) in amending section on Operating Results, as follows:

“The Company posted a net loss of $522,579 for 2007 compared to a net loss of $2,251,590 for 2006 since the interest income for the current year amounted to $963,895 compared to restated $264,008 in 2006. During the Fourth quarter, the Company posted earnings of $1,525,034 due to income tax savings arising from the loss and share issue costs for the fourth quarter of the year, compared to a net loss of $1,092,509 for the fourth quarter of last year. These earnings were mainly due to decrease of $148,000 in investor relations’ expenses, $49,000 in share issue costs and $1,605,321 in future income taxes.

We will add also a paragraph at page 34 to discuss the increase of exploration expenditures in the year 2007 in the amount of $18,763,939 compared to $4,715,754 in the year 2006 as follows:

“The Company benefited from an increase in cash obtained from common shares issuance in the amount of $30,701,350 in the year 2007. This amount represents the aggregate sum of a private financing of $25,012,000, Item 5 ( c ) Private Offerings in Quebec, Canada and the sums obtained from the exercise of stock options  in the amount of $171,050 and from the exercise of warrants in the amount of  $5,573,500 as discussed in this Item 6. (a) Plan of Operation and in Financial Statements, Note 7: Warrants and in Financial Statements, Note 8: Stock Option Plan. These additional amounts generated higher cash and cash equivalents.

As a consequence, the Company increased deferred exploration expenditures in the year 2007 in the amount of $18,763,939 compared to an amount of $4,715,754 in the year 2006 and received credits for duties and other related exploration credits in Canada of ($8,664,378) in the year 2007 compared to credits of ($1,472,454) for the year 2006.”

Management’s annual report on internal control over financial reporting, page 37

11.

In order to identify the framework used by management in making evaluation as required by Regulation S-B, Item 308 (a) (2) and Exchange Act Rule 13a-15(c) for the requirements of the framework on which management’s evaluation was based we will add the following paragraphs at page 37:

“The Management relied on the interpretive guidance issued by U.S. Securities and Exchange Commission in Release 34-55929 and Rule 13 (a) -15 ( c ) under the Securities Exchange Act of 1934 to identify a framework suitable for management’s evaluation of the Internal Controls over Financial Reporting (“ICFR”). The Company first identified the risks to reliable financial reporting or material misstatement including the one related to related parties transactions with BBH Géo-Management for which the sole officer and director is also a director and officer of the Company.

The Company evaluated that the existing controls established in a document entitled Internal Controls of Purchases and Expenses Cycle joined as Exhibit 99 addressed those risks.

The Management with the participation of the principal executive and financial officers evaluated the effectiveness of the Company’s internal control over financial reporting on an on going monitoring of activities and by direct testing as of the end of the fiscal year.

The framework on which Management’s evaluation of the Company’s internal control over financial reporting is based is a suitable control framework based on top-down approach for expenditures and purchases and an entity-level approach for transactions with related party.

After evaluation of evidence, the Management did not find any deficiency that could constitute a material weakness in the Company’s internal controls of financial reporting. Even if the financial statements for the year ending December 31, 2006 have been in part restated in reason of an error as to the provincial tax rate applicable for future incomes (see Note 9 to Financial Statements), this error in financial reporting was not the consequence of a deficiency in the internal controls of the Company on financial reporting.”

12.

The Management will add a statement at page 37, to the effect that the registered public accounting firm that audited the financial statement included in the annual report did not have to issue an attestation report on the Company’s internal control over financial reporting pursuant to Regulation S-B, Item 308T (a) (4).

13.

We will add at page 37, a statement concerning the absence of the attestation report of registered public accounting firm pursuant to the temporary exemption pursuant to Regulation S-B Item 308T (a) (4) since the Company optioned to file Form 10-KSB and omitted to follow requirements of Instruction to Item 8A(T) in Part II of Form 10-KSB (equivalent to Regulation S-K, Item 308T (a) (4)):

“This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management’s report in this annual report”

Item 9. Directors, Officers, Promoters and Control persons; Compliance with section 16 (a) of the Exchange Act, page 38

14.

The information required by Item 407(d)(5) of Regulations S-B will be incorporated by reference to the Management Information Circular dated May 10, 2007 at pages, 12, 13, 14 and 16 that was filed as Exhibit 22 with the Form 10-QSB for the period ending June 2007.  This information concerns the independence of the directors, a brief summary of the education and experience of the each member of the Audit Committee and a copy of the Audit Committee Charter. Mr. Marcel Bergeron is to be recognized as “financial expert” in replacement of Mrs. Francine Bélanger who deceased on November 8, 2006. However Mr. Bergeron will not be considered “independent” according to the Quebec listed standards applicable to the Company’s Audit Committee until June 2009 but is the subject to a statutory dispense to remain on the Audit Committee pursuant to Quebec Securities Commission Regulation 52-110.

“During the year ended December 31, 2007, the Company granted 1,499,000 stock options (1,204,000 stock options in 2006) to officers, directors, consultants and employees of service providers. The fair value of each option granted was determined using the Black-Scholes option-pricing model. At the date of the grant, the weighted-average fair value of the stock options granted was $1.2954 per option ($0.2367 per option in 2006).

The following weighted-average assumptions were used in the calculations:

	2007	2006

Risk-free interest rate	3.06%	2.64%
Expected life	1 yr	1 yr
Expected volatility	103%	127.15%
Expected dividend yield	0.0%	0.0%

An amount of $1,360,957 was recognized in earnings and credited to contributed surplus in 2007 ($284,939 in 2006).”

15.

We will add a footnote to the first column of the -Outstanding Equity awards at Fiscal Year-End- at page 45, stating the following:

“(2) These stock options were immediately exercisable at the date of the grants subject only to a resale restriction period of 4 months and one day for the underlying shares, applicable to trades in Canada. On November 23, 2007, the Toronto Stock Exchange approved the Company’s amended stock option plan produced as Exhibits 10.2 and 10.3, removing this resale restriction period.”

16.

We will add a footnote to Column (d) of the Directors Compensation table to disclose for each director by footnote the grant date fair value of each equity award computed in accordance with FAS 123 R and the aggregate number of option awards outstanding at fiscal year end pursuant to Instruction to Item 402 (k) (2) (iii) and (iv) of Regulation S-K. We will add also another footnote to column (d) to disclose the assumptions made in the valuation of options reported in the table by reference to a discussion of those assumptions in Note 8 to the Financial Statements pursuant to Instruction to Item 402 ( c ) (2) (v) and (vi) and Instruction to Item 402 (k) of Regulation S-K.

However we will reproduce the last two paragraphs of this Note 8 in order to convert references in Canadian dollars to U.S. Dollars that will read at pages 45 and 46 as follows:

“(2) The Company granted on April 12, 2007, to the four directors mentioned in the preceding table, 75,000 stock options at the exercise price of $3.32 per share until April 11, 2012, with an aggregate grant date fair value of $97,080 computed in accordance with FAS 123 R of $1.2954 per share as indicated at Note 8 Stock Option Plan of Financial Statements that reads as follows in U.S. Dollars.

During the year ended December 31, 2007, the Company granted 1,499,000 stock options (1,204,000 stock options in 2006) to officers, directors, consultants and employees of service providers. The fair value of each option granted was determined using the Black-Scholes option-pricing model. At the date of the grant, the weighted-average fair value of the stock options granted was $1.2954 per option ($0.2367 per option in 2006).

The following weighted-average assumptions were used in the calculations:

	2007	2006

Risk-free interest rate	3.06%	2.64%
Expected life	1 yr	1 yr
Expected volatility	103%	127.15%
Expected dividend yield	0.0%	0.0%

An amount of $1,360,957 was recognized in earnings and credited to contributed surplus in 2007 ($284,939 in 2006).

(3) As at December 31, 2007, Mr. Robert Desjardins had an aggregate number of option awards outstanding at fiscal year end of 75,000 stock options at the exercise price of $3.32.

As at December 31, 2007, Mr. Jean-Guy Masse had an aggregate number of option awards outstanding at fiscal year end of 125,000 stock options of which 75,000 are at the exercise price of $3.32 and 50,000 stock options at the exercise price of $0.4661.

As at December 31, 2007, Mr. Henri Lanctôt had an aggregate number of option awards outstanding at fiscal year end of 75,000 stock options at the exercise price of $3.32.

As at December 31, 2007, Mr. Marcel Bergeron had an aggregate number of option awards outstanding at fiscal year end of 75,000 stock options at the exercise price of $3.32.”

Directors Fees-In U.S. Dollars, page 43

17.

We will reproduce at page 47, at this sub-section Directors Fees, the information provided in sub-section Directors Compensation, column (b) footnote 1, at page 45 in inserting the following table to provide the information for each director who received director’s fees for their presence to the Board of Directors and Audit Committee Meetings:

Name of Director	Amount of Director’s fees paid for fiscal year 2007
Marcel Bergeron	$5,632
Robert Desjardins	$7,015
Jean-Guy Masse	$6,916

Exhibits, page 46

18.

We will amend Form 10-KSB for the period ended December 31, 2007 to insert a Table of Exhibits with page numbers.

Note 18- The effect of Applying United States Generally Accepted Accounting Principles, page 70

19.

It has been determined that the change in the deferred tax valuation allowance of $1,555,500 for Canadian GAAP purposes in Note 14 should have been reversed for U.S. GAAP reporting in Note 18. Management believes that the quantitative and qualitative aspects of Note 18 remain materially correct. We will revise future filings to reflect the adjusted continued deferred tax valuation allowance.

Exhibits

20.

We filed as an Exhibits 10.1 and 10.2 to the Form 10-KSB/A the Amended Contract of Services Agreement between the Company and BBH Géo-Management Inc., a related party, dated April 1, 2007. The original Contract of Services Agreement dated July 13, 2000 had been filed in Amended Volume 1 of Exhibits, number 6.6 and 6.7 at pages 213 to 218 filed with the registration statement under Form 10-SB/A2. The Contract of Services with BBH Géo-Management Inc. for a duration of three years had been renewed on August 1, 2005 for a period of three years and amended as of April 1, 2007 during the period covered by Form 10-KSB. This Agreement as amended has been renewed once again for a period of three years as of August 1, 2008. This last renewal of this Contract of Services with BBH Géo-Management Inc. will be disclosed in Form 10-Q for the period ending September 2008 with the filing of this material contract as an Exhibit.

Form 10-Q for the Fiscal Quarter ended March 31, 2008

21.

We revised Form 10-Q/A to include all signatures required by Form 10-Q.

Exhibit 31

22.

We modified the certifications provided in Exhibit 31 to comply with the three modifications required by the U.S. SEC comments and we will apply these comments to future filings.

Engineering Comments

Form 10-KSB for Fiscal Year Ending December 31, 2007 filed March 31, 2008

23.

The Company complied with your comment in our most recent press release on August 7, 2008 and we already included this Cautionary Note on the Company’s web site in the Disclaimer policy section and on the link for descriptions of exploration work on Properties in using the recommended text in its English and French Version.

CAUTIONARY NOTE TO U.S. INVESTORS -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Exploration work, page 7

24.

We will amend Form 10-KSB for the year ended December 31, 2007 at page 8 to add the following explanation:

“Counts per second, usually abbreviated to CPS, is a measure of radioactivity and the more radioactive elements emitting gamma rays present in a source, the greater the CPS value. The variation is not linear in that if it is determined that 5 000 CPS in one instance is approximately equal to 1% U, it cannot be said that 25 000 CPS is equal to 5% U. But it is indicative that there is more radioactive material in a source emitting 25 000 CPS than in the source emitting 5 000 CPS.

Ergo, counts per second are a rough indication or estimate of possible grade. Although this is not always the case for various radioactive sources, drill core lends itself well to the comparison due to its perfectly consistent size and shape. Although it is more difficult to obtain potential grades from CPS values from outcrop or boulder sources, it qualitatively confirms presence or absence of radioactive elements in a certain source.

Counts per second values are representative enough that we can use them internally as a QC method.”

25.

We will amend Form 10-KSB for the year ended December 31, 2007 at pages 6 and 7 to add the following brief description of the QA/QC protocols regarding sample preparation, controls, custody, assay precision and accuracy as well as Quality Assurance/Quality Control protocols developed by the Company in its exploration programs in the section Exploration analytical procedures:

“All reported samples are split with hydraulic splitter by dedicated personnel. Samples are individually bagged and tagged and shipped as per transportation protocols. Blanks, duplicates, and standards are randomly inserted in the sample shipment within the sample number sequence.

Analytical results are received and imported into our database. Laboratory replicates and laboratory standards are checked. Internal duplicates, blanks and standards are checked. Analytical drift from expected results triggers re-analysis.

Results are also compared with estimated GT values from in-situ down hole probing, and with CPS values logged during initial core logging procedures.

Sampling Methods, Quality Assurance and Quality Control

The sampling program at Matoush, including all aspects of Quality Assurance and Quality Control, is supervised by Strateco’s Chief Geologist, Jonathan Lafontaine, P.Geo., who is a Qualified Person as defined under National Instrument 43-101.

Drill core is hydraulically split on-site and samples are collected over 30 cm to 3 m intervals based on geology. Prior to shipping, sealed sample bags are stored in a locked facility. Samples are shipped via air to Témiskamie float plane base, trucked to Chibougamau and from there sent by courier to the Geoanalytical Laboratories at the Saskatchewan Research Council (SRC) in Saskatoon.  The laboratory is accredited by the Standards Council of Canada as an ISO/IEC 17025 Laboratory for Mineral Analysis Testing.  On arrival at SRC, samples are sorted into lots according to radioactivity level and prepped and analyzed in that order.   Samples are dried and jaw crushed to 60% passing - 2 mm and 100 g to 200 g sub sample split out using a riffler.  The sub-sample is pulverized to 90% passing 106 microns using a ring and puck-grinding mill.  The mills are cleaned between samples using steel wool and compressed air.  After sample preparation, SRC analyzes for U3O8 content by several means.  ICP 4-3R (partial digestion) and fluorimetry are used on samples with U3O8 less than 100 PPM.  ICP 4-3 (total digestion) is employed on samples with normal to high radioactivity, hence for the majority of the samples submitted.  Samples with greater than 1,000 ppm U3O8 are also subjected to an Aqua Regia digestion before determination of wt% U3O8 also by ICP.  Strateco independently adds one blank sample and one quarter split duplicate each with every 14 samples.  Results are reviewed on an ongoing basis.

In addition to chemical analysis, Strateco employs a down-hole gamma probe instrument to estimate uranium grades.  Prior to probing, the holes are washed to eliminate minor mineralization smearing or radon effects.   Probe results, in cps units, are converted to eU3O8 (equivalent U3O8) using well-established algorithms specifically calibrated to the Matoush deposit.  A calibration hole (MT-07-29) , for which there are complete chemical analyses, is probed at least once per month to ensure the probe is calibrated accurately and functioning properly.  Results are also compared with chemical analysis when received.  Discrepancies in results are immediately investigated and corrected. ”

Exploration work, page 12

26.

We will amend Form 10-KSB for the year ended December 31, 2007 at pages 13 and 14 to insert the following explanation of the distinction between the chemical analysis weight percentage and the nomenclature of eU3O8.

“The "e" in eU3O8 represents the estimated or equivalent value of U3O8 as determined by downhole geophysical probing. The e indicates that the value is not obtained by drill core assay, but rather by converting gamma radiation measured in-situ in the drill hole into U3O8 values by assuming that all gamma radiation can be directly attributed to the quantity of uranium present in the rock. The Company can clearly show that all mineralized intersections typically have a negligible quantity of radioactivity related to thorium or potassium that would skew this analysis. Furthermore, after isotopic analysis, the Company can safely say that, like most other deposits older and 0.35 million years, the uranium is in equilibrium (i.e. that daughter elements are produced and disintegrated at a steady state, correlated to the quantity of uranium).

This method of distinguishing analytical assay values from geophysical measurements is common in the industry.

Although the Company may indicate that reported U3O8 values are estimated from gamma probe readings, it is best to use eU3O8 for clarity, if applicable, as per CIM guidelines cited here:

Equivalent Assay: Determination of uranium content by radiometric methods. The validity of Equivalent Assays must be demonstrated with chemical assay determinations. Where employed, equivalent uranium determinations should be reported and appropriately illustrated in the database (e.g. eU3O8). Excerpt: http://www.cim.org/committees/estimation2003.pdf at page 50 of 55.”

27.

We will amend Form 10-KSB for the year ended December 31, 2007 at pages 16 to disclose the Company’s primary assumptions used to develop the cut-off grade to segregate resources from just mineralization.

“ Development of the Matoush deposit would require an underground mining method given its depth below surface and geometry.  Part of the deposit would be amenable to long-hole methods while other parts would require narrow vein mining.  The following economic assumptions were used to calculate an economic breakeven grade :

•

U3O8 price: US$55/lb

•

Processing cost: US$20/t

•

Underground mining cost: US$55/t

•

General and Administrative cost: US$15/t

•

Power cost: US$10/t

•

U3O8 recovery: 98%

Cut-off grade

= Operating cost/(Metal Price x Recovery)

= $100/t/ ($55/lb x 98%)

= 1.86 lb/t

= 0.084% U3O8

Scott Wilson RPA used 60% of the fully costed cut-off grade to estimate a marginal cut-off grade of 0.05% U3O8 for reporting of Mineral Resources.  The material with grade above the marginal cut-off grade, but below the fully costed cut-off grade, represents mineralization that has a reasonable prospect of economic extraction assuming sunk development costs and that this marginal material does not displace higher-grade mineralization in the mill feed.  The marginal material is included largely for purposes of maintaining resource continuity, and does not make up a large proportion of the total Mineral Resource. ”

28.

We will attach to Form 10-KSB/A for the year ended December 31, 2007 as Exhibit 23 the consent letter of the independent third party, David Ross, P. Geo, for Scott Wilson Roscoe Postle Associates Inc. who completed a NI 43-101 technical report on the Matoush property that was completed after the filing of the Company’s registration statement.

Figure 4, page 18

29.

We will remove the information at page 20 in Figure 4 of Form 10-KSB /A displaying estimates of tonnage and grades for other mines or mineral properties existing in the area of the Company’s property.

Uranium Potential, page 19, 20 and 21

30.

We will remove in Form 10-KSB/A at pages 21, 22 and 23 all mineral reserve or resources estimates that were prepared prior to standards of National Instrument 43-101.

31.

Projects and New Acquisitions, page 31

We will remove the sentence at page 32 of Form 10-KSB/A stating the increase of assets in units of salable product of uranium or “pounds” but will only keep the wording of in-place tonnage and grade.

Closing Comments

We added to our cover letter a statement from the Company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect o the filing; and

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

(signed) Pauline Comtois

_____________________

Pauline Comtois, CGA

Chief Financial Officer

Enclosures: Form 10-KSB/A with Exhibits

Form 10-Q/A

STATEMENT

I, Guy Hébert, President of the Company declare that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form 10 KSB/A for the year ended December 31, 2007 and Form 10-Q/A for the period ended March 31, 2008;

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 10, 2008

(signed) Guy Hébert

__________________________

Guy Hébert, President

For Strateco Resources Inc.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601